Cybin to Participate in the H.C. Wainwright 26th Annual Global Investment Conference

TORONTO, CANADA – September 4, 2024 – Cybin Inc. (NYSE American:CYBN) (Cboe CA:CYBN) (“Cybin” or the “Company”), a clinical-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options, is pleased to announce that Doug Drysdale, Cybin’s Chief Executive Officer, will participate in a fireside chat and panel at the H.C. Wainwright 26th Annual Global Investment Conference, taking place September 9-11, 2024 in New York, NY.

Mr. Drysdale’s fireside chat will be webcast live on Monday, September 9, 2024, at 8:30 a.m. ET. To listen to the event, please click here to access the webcast. The archived webcast will also be available on the Company’s investor relations website on the Events & Presentations page.

Mr. Drysdale will also participate in a panel discussion, titled “Psychedelics in Psychiatry: Breaking New Ground in Mood Disorders” at 3:00 p.m. ET on Tuesday, September 10, 2024.

About Cybin

Cybin is a late-stage breakthrough neuropsychiatry company committed to revolutionizing mental healthcare by developing new and innovative next-generation treatment options to address the large unmet need for people who suffer from mental health conditions.

With industry leading proof-of-concept data, Cybin is working to change the mental health treatment landscape through the introduction of intermittent treatments that provide long lasting results. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog, about to enter Phase 3 studies for the adjunctive treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule in a Phase 2 study for generalized anxiety disorder. The Company also has a research pipeline of investigational, 5-HT-receptor focused compounds.

Founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on X, LinkedIn, YouTube and Instagram.

Investor & Media Contact:
Gabriel Fahel
Chief Legal Officer
Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com